KINGFISHER

RECEIVED

2007 MAY 22 A 8:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

07023719

SUPPL

By Courier

15 May 2007

Re: Kingfisher plc – Submission of information under Rule 12g3-2(b)
File number: 82-968

Please find enclosed the documents listed in Exhibit A, which were missing from our letter to you dated 1 May 2007, and that are being furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the ***Exchange Act***).

The information set forth in this letter and enclosed herewith is being furnished on the understanding that:

(i) the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and

(ii) neither this letter nor the furnishing of the enclosed information constitutes an admission for any purpose that Kingfisher plc would be subject to the Exchange Act.

Please do not hesitate to contact me on +44 20 7644 1043 if you should have any questions.

Yours sincerely,

Julie Wilson
Assistant Company Secretary

PROCESSED
MAY 24 2007
THOMSON FINANCIAL

Jw 5/22

No.	Date	Description
1.	27 April 2007	Notice of Annual General Meeting 2007
2.	27 April 2007	Proxy Form for Annual General Meeting 2007

File Reference 82-968

Kingfisher plc

Notice of Annual General Meeting 2007



Thursday 31 May 2007
10.30am
The Hilton London Paddington Hotel
146 Praed Street, London W2 1EE

This document is important and requires your immediate attention
If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser.

27 April 2007

Dear Shareholder,

Annual General Meeting (AGM)

I have pleasure in sending you the Notice of this year's AGM which will be held at The Hilton London Paddington Hotel on Thursday 31 May 2007 at 10.30am. Information relating to the meeting is set out in this booklet.

Of the directors proposed for re-election this year, the Board considers each of Mr Phil Bentley, Mr John Nelson and Mr Michael Hepher to be independent non-executive directors.

M. Daniel Bernard and Mrs Janis Kong, who are proposed for election having been appointed during the year, are also considered by the Board to be independent.

Further details of their background and experience can be found on page 2 of this booklet.

As at March 2007, over 3,300 Kingfisher shareholders have elected to receive shareholder communications electronically rather than on paper. Further information regarding this service can be found on page 6 of this booklet.

Your vote counts

Your vote is important to us. You can vote by: completing, signing and returning your proxy form; registering for electronic communications and voting online; or attending and voting at the AGM. In 2006, 61% of Kingfisher shareholders voted. All resolutions were passed on a show of hands with proxy votes 'for' each resolution being at least 97% of votes cast. The results for this year will be announced to the London Stock Exchange and the resolutions will be published on the Kingfisher website at www.kingfisher.com.

Recommendation

Your Board unanimously considers that the resolutions to be proposed at the AGM are in the best interests of the Company and its shareholders. The Board recommends you to vote in favour of all the resolutions set out in the Notice of AGM, as the directors intend to do in respect of their own beneficial shareholdings.

Yours sincerely

Peter Jackson
Chairman

Kingfisher plc Notice of Annual General Meeting 2007

Notice is hereby given that the Annual General Meeting (AGM) of Kingfisher plc will be held at the Hilton London Paddington Hotel on Thursday 31 May 2007 at 10.30am.

The following items will be proposed as ordinary resolutions:

Resolution 1
That the Report of the directors including the Corporate Governance report and the Financial Statements (Annual Report) for the year ended 3 February 2007 be received and adopted, together with the report of the auditors.

Resolution 2
That the directors' Remuneration report for the year ended 3 February 2007 be approved.

Resolution 3
That a final dividend of 6.8 pence per ordinary share be declared for payment on 8 June 2007.

That the following directors, who were appointed by the Board since the last AGM, be elected:

Resolution 4
M. Daniel Bernard

Resolution 5
Mrs Janis Kong

That the following directors, who are retiring in accordance with the Articles of Association of the Company, be re-elected:

Resolution 6
Mr Phil Bentley

Resolution 7
Mr John Nelson

Resolution 8
Mr Michael Hepher

Resolution 9
That PricewaterhouseCoopers LLP be re-appointed as the Company's auditors and that the directors be authorised to agree their remuneration.

Resolution 10
That, in place of existing authorities, the directors be and are hereby generally and unconditionally authorised and empowered during the period expiring at the conclusion of the next AGM of the Company or on 30 November 2008, whichever is earlier, to exercise all the powers of the Company to allot relevant securities as defined in Section 80 of the Companies Act 1985 ('the Act') and to make an offer or agreement which would or might require relevant securities to be allotted after that date and to allot relevant securities in pursuance of that offer or agreement as if this authority had not expired, so long as the aggregate nominal value of the relevant securities allotted under this authority shall not exceed £104,267,996.

Resolution 11
That the Company be authorised to make donations to EU political organisations and to incur EU political expenditure in the manner set out in the Notes to this Notice in an amount which does not exceed an aggregate of £75,000 in the period from the date of this resolution to the date of the AGM in 2008.

The following resolutions will be proposed as special resolutions:

Resolution 12
That, in place of all existing powers, the directors be authorised and empowered during the period expiring at the conclusion of the next AGM of the Company or on 30 November 2008, whichever is earlier, to exercise all the powers of the Company pursuant to Section 95 of the Act to allot equity securities as defined in Section 94(2) to Section 94(3A) of the Act as if Section 89(1) of the Act did not apply in the case of:

i) allotments in connection with an issue for cash in favour of holders of ordinary shares in the capital of the Company in proportion, as nearly as practicable, to their existing holdings, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements, or any legal, regulatory or practical problems under the laws or regulations of any overseas territory, or the requirements of any regulatory body or stock exchange in any territory, or otherwise howsoever;

ii) other allotments of equity securities for cash where this authority shall be limited in aggregate to the allotment of, or involving, equity share capital not exceeding 5% of the nominal value of the issued share capital of the Company as at the date hereof;

and that the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power, and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired.

Resolution 13
That the Company be authorised pursuant to Article 44 of the Company's Articles of Association and Section 166 of the Act to make market purchases (within the meaning of Section 163(3) of the Act) of its own ordinary shares on such terms and in such manner as the directors shall determine, provided that:

i) the maximum number of ordinary shares hereby authorised to be acquired shall be 235,920,341;

ii) the maximum price (exclusive of expenses) which may be paid for each ordinary share shall be an amount equal to 105% of the average of the middle market quotations for the ordinary shares of the Company, derived from The Stock Exchange Daily Official List, for the five business days prior to the day on which the share is contracted to be purchased, and the minimum price (exclusive of expenses) shall be the nominal value thereof; and

iii) this authority shall expire at the conclusion of the next AGM of the Company or on 30 November 2008, whichever is earlier, save that the Company may contract to purchase ordinary shares before this authority expires, notwithstanding that the contract is concluded in whole or in part after it expires.

Notes

1 Annual Report 2006/07

A copy of the Annual Report has been sent to each shareholder either with this Notice of AGM or electronically. Both documents can be found online at www.kingfisher.com.

2 Remuneration report

Quoted companies are required to prepare a directors' Remuneration report and to put a resolution for its approval by shareholders at the next AGM.

3 Final dividend

The directors have recommended shareholders to approve a final dividend of 6.8 pence per share. The final dividend is proposed for payment on 8 June 2007 to those shareholders on the register of members at close of business on 10 April 2007. This will be in addition to the interim dividend of 3.85 pence per share that was paid on 10 November 2006. If the final dividend is approved, a Dividend Reinvestment Plan (DRIP) will be offered to shareholders who have elected to take their dividend through a DRIP.

Election of directors

The Articles of Association of the Company require that any director appointed by the Board must stand for election at the first AGM following such appointment.

4 Election of M. Daniel Bernard

M. Bernard was appointed non-executive Deputy Chairman on 24 May 2006. He was Chairman and Chief Executive of Carrefour, the Paris-based retail group and the world's second largest retailer, from 1992 to 2005. Prior to his role at Carrefour, he was Chief Operating Officer of METRO, Germany's leading international retailer. He is President of Provestis, his own investment company, and a non-executive director of Alcatel and Cap Gemini. He was previously non-executive director of Compagnie de St Gobain until June 2006. Age 61.

M. Bernard's initial appointment period is for three years and can be terminated at any time on three months' notice without compensation.

5 Election of Mrs Janis Kong

Mrs Kong was appointed to the Board on 8 December 2006. She is a non-executive director of The Royal Bank of Scotland Group Plc, Portmeirion Group PLC and VisitBritain, as well as being Chairman of the trustees of Forum for the Future. She was, until her retirement in March 2006, a director of BAA plc and Chairman of Heathrow Airport Ltd for five years as well as Chairman of Heathrow Express. Prior to that she was Managing Director of Gatwick Airport and held a number of operational roles within BAA during her 33 year career with the company. Age 56.

Mrs Kong's initial appointment period is for three years and can be terminated at any time on three months' notice without compensation.

Re-election of directors

The Articles of Association of the Company require one-third of the directors who are subject to retirement by rotation to retire from office at each AGM. No director may remain in office for more than three years since his last appointment or re-appointment.

6 Re-election of Mr Phil Bentley

Mr Bentley was appointed to the Board in October 2002. He is also Managing Director of British Gas, and has been on the Board of Centrica plc since 2000, which he joined as Group Finance Director. He previously spent 5 years at Diageo plc and 15 years in international finance roles at BP plc. Age 48

7 Re-election of Mr John Nelson

Mr Nelson was appointed non-executive Deputy Chairman in January 2002. He is Chairman of European real estate group, Hammerson plc, and a non-executive director of BT Group plc. He retired as Chairman of Credit Suisse First Boston in 2002, and was formerly Vice Chairman of Lazard Brothers and non-executive director of Woolwich plc. Age 59.

8 Re-election of Mr Michael Hepher

Mr Hepher was appointed to the Board in September 1997. He is non-executive director of Catlin Group Ltd, Canada Life (U.K.) Ltd and Great West Life Assurance Company. His former roles include non-executive Chairman of Lane, Clark and Peacock, non-executive Chairman of TeleCity plc, Chairman and Chief Executive of Charterhouse plc, Group Managing Director of BT plc and non-executive director of Diageo plc and Lloyds Bank plc. Age 63.

9 Re-appointment of auditors

This resolution proposes that PricewaterhouseCoopers LLP should be re-appointed as the Company's auditors and that the directors be authorised to agree the remuneration of the Company's auditors.

10 Authorisation to allot shares

The Act prohibits the directors from allotting new shares without shareholder approval. However, the Articles of Association of the Company do provide for the directors to be able to allot new shares, subject to the periodic renewal of this power by shareholders. This resolution is a renewal of the authority given at last year's AGM. The total number of relevant securities (as defined in Section 80 of the Act) which the directors will have the authority to allot will be 663,523,853, representing 28% of the share capital in issue on 28 March 2007. Apart from the issue of securities as a result of the DRIP and on the exercise of share options, the directors have no present intention to exercise this authority. The authority in this resolution will expire at the conclusion of the 2008 AGM or on 30 November 2008, whichever is earlier.

11 Political Expenditure

The Company does not intend to change its current practice of not making donations to political parties in the European Union ('EU'). However, since 2001 there has been a statutory prohibition on UK companies making donations or incurring expenditure in relation to EU political organisations, in the absence of an authority from shareholders. The statutory prohibition is wide, and extends, for example, to donations to bodies concerned with policy review and law reform, with the representation of the business community or sections of it, or with the representation of other communities or special interest groups which it is in the shareholders' interest for the Company to support.

The prohibition is currently contained in the Companies Act 1985, and it is expected that the equivalent new provisions contained in the Companies Act 2006 will come into force in October this year. These new provisions will extend the existing prohibition slightly. While it remains unclear precisely how the transition to the new provisions will be implemented, it is expected that existing shareholder authorities will continue to apply.

The shareholder authority granted in 2003 expires at the end of this AGM. The directors believe that the authority proposed under this resolution to allow the Company to fund donations and/or incur expenditure up to an aggregate annual limit of £75,000 is necessary to be sure that, if it is in shareholders' interests, support can be given to organisations that are not believed to be political, but which might come within the scope of the relevant legislation.

The resolution does not authorise any particular donations or expenditure. It is proposed to limit the renewed authority to a further one year period, with a view to returning to shareholders next year, once the new provisions of the Companies Act 2006 are in force.

No donations or EU political expenditure have been reported for the period since the last authority, granted by shareholders in 2003, and the Company has made no political contributions since 1997. As required, the Company will make disclosure in the following year's Directors' report of any donation made by it to an EU political organisation or any EU political expenditure incurred which in aggregate is in excess of £200. For the purposes of this resolution 'donations', 'EU political organisations' and 'EU political expenditure' have the meanings ascribed to them in Part XA of the Companies Act 1985.

12 Disapplication of pre-emption rights

This resolution renews the limited authority that was given at last year's AGM for the directors to issue ordinary shares for cash otherwise than to existing shareholders in proportion to their existing holdings, notwithstanding the pre-emption provisions of Section 89 of the Act. This limited authority would empower the directors to make such cash issues provided they did not exceed in aggregate an amount equal to 117,960,171 shares, or 5% of the issued ordinary shares of the Company on 28 March 2007. The resolution also contains provisions enabling the directors to take action to overcome certain practical difficulties which could arise in the case of a rights issue. The authority in this resolution will expire at the conclusion of the 2008 AGM or on 30 November 2008, whichever is earlier.

13 Share buyback

This resolution renews the authority that was given at last year's AGM, permitting the Company to buy its own ordinary shares in the market for cancellation. The maximum number of shares that can be bought under this authority must not exceed 10% of the issued ordinary shares of the Company. The maximum price payable must not exceed 105% of the average of the middle market quotations for the ordinary shares of the Company, as derived from The Stock Exchange Daily Official List, for the five business days prior to the date of purchase. The directors do not intend to exercise the Company's power to purchase its own shares other than in circumstances where they believe this would result in an increase in earnings per share and be in the best interests of shareholders generally.

Inspection of documents

Copies of the following documents will be available for inspection at the registered office of the Company on any weekday (excluding public holidays) during normal office hours from the date of this Notice until the date of the AGM and at The Hilton London Paddington Hotel for 15 minutes prior to and during the meeting:

i) the register of directors' interests in the ordinary shares of the Company;

ii) the service contracts for each executive director; and

iii) the letters of appointment for each non-executive director.

Appointment of proxy

A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him/her. A proxy need not be a member. To be effective, the instrument appointing a proxy must be deposited at the office of the Registrar no later than 10.30am on Tuesday 29 May 2007. Appointment of a proxy will not prevent a member from attending and voting at the AGM should he/she decide to do so.

Electronic submission of proxy form

It is now possible for you to submit your proxy votes online. You can register by visiting www.kingfisher.com/proxy. You will only need your shareholder reference number, which can be found on your share certificate. Further information can be found on page 6 of this booklet and on your Form of Proxy.

CREST electronic proxy voting

To appoint a proxy or to give or amend an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by the issuer's agent (ID 3RA50) by 10.30am on Tuesday 29 May 2007. For this purpose, the time of receipt will be taken to be the time, as determined by the timestamp applied to the message by the CREST applications host, from which the issuer's agent is able to retrieve the message. After this time any change of instructions to a proxy appointed through CREST should be communicated to the proxy by other means. CREST personal members or other CREST sponsored members, and those CREST members who have appointed voting service provider(s) should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST manual.

We may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations Act 2001.

Attendance

Only those shareholders registered in the register of members of the Company as at 10.30am on Tuesday 29 May 2007 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their names at that time (regulation 41 of the Uncertificated Securities Regulations Act 2001 (as amended)).

By Order of the Board
Helen Jones
Company Secretary
27 April 2007

Registered Office:
3 Sheldon Square
Paddington
London
W2 6PX

Registrar:
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

AGM information

Venue

The meeting will be held on Thursday 31 May 2007 in the Great Western Suite of the Hilton London Paddington Hotel, which is located on the first floor. The hotel's address is 146 Praed Street, London W2 1EE. If you have any queries regarding the hotel, please contact the hotel by telephone on 020 7850 0500.

Time

The meeting will start at 10.30am. Please arrive no later than 10.20am for registration.

Refreshments

Tea and coffee will be served between 9.50am and 10.25am and light refreshments for a period at the end of the meeting in the room next to the Great Western Suite.

Shareholders with special needs

We have arranged for induction loop facilities to be available in the meeting room.

Transport and directions to the venue

Venue:

The Hilton London Paddington Hotel, 146 Praed Street, London W2 1EE

By rail or underground:

As the hotel is connected with Paddington Station, you can enter it from inside the station. The underground network includes the Bakerloo, District, Circle and Hammersmith & City Lines. The Heathrow Express connects Heathrow Airport with Paddington Station in 15 minutes.

By road:

Located on Praed Street, approximately 1/2 mile north from Marble Arch, Oxford Street and Hyde Park, the hotel can be reached by car from the A40 exit Edgware Road/Harrow Road following signs to Paddington Station.

Shareholder Information
Results and Financial Diary

First quarter results	31 May 2007
Pre-close first half sales	26 July 2007
Interim results	September 2007
Third quarter results	November 2007
Fourth quarter sales	February 2008
Preliminary results	March 2008

Shareholder helpline

The Shareholder Helpline is run by Kingfisher's Registrar, Computershare Investor Services PLC, and is available on UK business days between Monday and Friday, 8.30am to 5.00pm. The helpline also contains automated self-service functionality which is available 24 hours a day, 7 days a week. Using your Shareholder Reference Number on your share certificate or dividend tax voucher, the self-service functionality will allow shareholders to:

- Confirm the latest share price;
- Confirm current shareholding balance;
- Confirm payment history;
- Order a Change of Address, Dividend Bank Mandate or Stock Transfer Form;

The number to call is 0870 702 0129.

Registrar's Investor Centre

Investor Centre is a free, secure share management website provided by Kingfisher's Registrar. Managing your shares online means you can access information quickly, securely and minimise postal communications. This service will allow you to:

- View your share portfolio and see the latest market price of your shares;
- Elect to receive your shareholder communications online;
- Calculate the total market price of each shareholding;
- View price histories and trading graphs;
- Update bank mandates and change address details;
- Use online dealing services.

To take advantage of this service, please go to www-uk.computershare.com/investor and enter your Shareholder Reference Number and Company Code. This information can be found on the last dividend voucher or your share certificate.

Global payments service

This service provided by Kingfisher's Registrar enables shareholders to have dividend payments paid directly into their bank account in their chosen local currency. To view terms and register for this service, please visit www.computershare.com/uk/investor/GPS

Protecting your investment

Kingfisher is legally obliged to make its share register available to the general public. Consequently some shareholders may receive unsolicited mail, including correspondence from unauthorised investment companies.

Over the last year a number of companies have become aware that their shareholders have received unsolicited phone calls or correspondence concerning investment matters. These are typically from overseas-based brokers who target UK shareholders offering to sell what often turn out to be worthless or high risk shares in US or UK investments. They can be very persistent and extremely persuasive. Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free company reports.

If you receive any unsolicited investment advice:

- Make sure you get the correct name of the person and organisation;
- Check that they are properly authorised by the FSA before getting involved. You can check at www.fsa.gov.uk/register;
- The FSA also maintains on its website a list of unauthorised overseas firms who are targeting, or have targeted, UK investors and any approach from such organisations should be reported to the FSA so that this list can be kept up to date and any other appropriate action can be considered. If you deal with an unauthorised firm, you would not be eligible to receive payment under the Financial Services Compensation Scheme. The FSA can be contacted by completing an online form at www.fsa.gov.uk;
- Inform our Registrar on 0870 702 0129.

Details of any share dealing facilities that the Company endorses will be included in company mailings.

Tips on protecting your shareholding

- Ensure all your certificates are kept in a safe place or hold your shares electronically in CREST via a nominee;
- Keep all correspondence from the Registrars which shows your shareholder reference number in a safe place, or destroy correspondence by shredding;
- If you change address inform the Registrars. If you receive a letter from the Registrars regarding a change of address and you have not recently moved, please contact them immediately;
- Know when the dividends are paid and consider having your dividends paid directly into your bank (you will need to fill out a dividend mandate form and send it to the Registrars), thus reducing the risk of the cheque being intercepted or lost in the post. If you change your bank account, inform the Registrars of the details of your new account. Respond to any letters the Registrars send to you about this;
- If you are buying or selling shares, only deal with brokers registered in the UK or in your country of residence.

Change of address and Bank Mandate security

Kingfisher's Registrar, Computershare Investor Services PLC, will not register a change of address or change of Bank Mandate instructions unless in writing and signed by the shareholder. They will take any other measures they feel reasonable to protect shareholders from fraudsters.

Low cost share dealing facilities

Shareholders now have the opportunity to buy or sell Kingfisher shares by telephone or internet using a low cost share dealing facility operated by Kingfisher's Registrar, Computershare Investor Services PLC.

Telephone:

Commission is 1%, subject to a minimum charge of £15 but stamp duty at 0.5% is payable on purchases. The service is available from 8am to 4.30pm Monday to Friday, excluding bank holidays.
Telephone: 0870 703 0084

Internet:

Commission is 0.5%, subject to a minimum charge of £15 but stamp duty at 0.5% is payable on purchases. The service is available to place orders out of market hours. Simply log onto www-uk.computershare.com

Copies of the terms and conditions of both of these services can be obtained by calling 0870 702 0129.

Kingfisher Individual Savings Accounts (ISAS)

Kingfisher ISA Manager, Halifax Share Dealing Limited.
Telephone: 0870 600 9966.

Dividend

Shareholders can elect for dividends to be paid by mandate directly to a UK bank or building society account through the BACSTEL-IP (Bankers' Automated Clearing Services) system. For the benefit of shareholders resident in any of the eurozone countries, the Company offers the option to receive dividends in euros. The Company also offers shareholders a Dividend Reinvestment Plan. For further details, or any queries about the administration of your shareholding, please contact the Company's Registrar either by writing or phoning at the address shown, or online at www-uk.computershare.com

Electronic communications/Electronic Proxy voting

Kingfisher actively encourages all shareholders to register for the electronic communications service through the eTree™ campaign run by the Registrars and in conjunction with The Woodland Trust. When you register for electronic communications, a tree will be planted on your behalf with the Woodland Trust's 'Tree For All' scheme in a UK area selected for reforestation. This service enables you to save paper, contribute to a greener countryside, and reduce harmful carbon dioxide emissions which impact climate change.

By registering with eTree™, you will be able to:

- Cast your AGM/EGM proxy vote electronically;
- Access details of your individual shareholding quickly and securely online;
- Receive electronic notification via email and the internet of statutory documents such as the Company's financial results, including annual and interim reports and quarterly trading statements.

You can register by visiting www.kingfisher.com/shareholders or www.etreeuk.com and follow the online instructions.

As of March 2007, over 3,800 shareholders have registered for the service and have contributed to the planting of an acre of woodland in the last three years. More information about the programme can be obtained by visiting www.etreeuk.com. For information about the Woodland Trust's 'Tree For All' scheme please go to www.treeforall.org.uk.

CREST Electronic Proxy Voting

The Company will be accepting proxy votes through the CREST Electronic Proxy Voting system.

Kingfisher plc
File Reference 82-968

KINGFISHER PLC invites you to attend the Annual General Meeting of the Company to be held at **The Hilton London Paddington Hotel, 146 Praed Street, London W2 1EE**, on 31 May 2007 at 10.30 am.

Shareholder Reference Number

Form of Proxy - Annual General Meeting to be held on 31 May 2007

Kindly Note: This form is issued only to the addressee(s) and is specific to the unique designated account printed hereon. This personalised form is not transferable between different (i) account holders; or (ii) uniquely designated accounts. The Company and Computershare Investor Services PLC accept no liability for any instruction that does not comply with these conditions.

Explanatory Notes:

1. Every holder has the right to appoint some other person of their choice, who need not be a Shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the Chairman, please insert the name of your chosen proxy holder in the space provided (see reverse).
2. The 'Vote Withheld' option overleaf is provided to enable you to abstain on any particular resolution. However, it should be noted that a 'Vote Withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'For' and 'Against' a resolution.
3. Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the Register of Members of the Company at close of business on the day which is two days before the day of the meeting. Changes to entries on the Register of Members after that time shall be disregarded in determining the rights of any person to attend and vote at the meeting.
4. To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, CREST messages must be received by the issuer's agent (ID number 3RA50) not later than 48 hours before the time appointed for holding the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer's agent is able to retrieve the message. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
5. The above is how your address appears on the Register of Members. If this information is incorrect please ring the Registrar's helpline on 0870 702 0129 to request a change of address form.
6. Any alterations made to this form should be initialled.
7. The completion and return of this form will not preclude a member from attending the meeting and voting in person.

To be effective, all votes must be lodged at the office of the Company's registrars at:
Computershare Investor Services PLC, The Pavilions, Bridgwater Rd, Bristol BS13 8FB by 29 May 2007 at 10.30 am

LODGE YOUR PROXY VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK

All Named Holders:

To Vote Using the Internet

Go to the following website:
www-uk.computershare.com/Investor/Proxy/

You will need an Internet enabled computer with a minimum web browser of IE4 or Netscape 4. You will be asked to enter the Shareholder Reference Number (SRN) and PIN Number as printed opposite and agree to certain terms and conditions.

SRN. **PIN.** 00000

Location Map



PADDINGTON STATION
QUEENSWAY
PRAED STREET
SUSSEX GARDENS
EDGWARE ROAD
MARBLE ARCH
PADDINGTON
BAYSWATER ROAD
KENSINGTON GARDENS
PARK LANE
KENSINGTON PALACE
HYDE PARK
KENSINGTON ROAD
ROYAL ALBERT HALL
KNIGHTSBRIDGE

The Annual General Meeting to be held at The Hilton London Paddington Hotel, 146 Praed Street, London W2 1EE on 31 May 2007 at 10.30am.

By rail or underground
As the hotel is connected with Paddington Station, you can enter it from inside the station. The underground network includes the Bakerloo, District, Circle and Hammersmith & City Lines.

By road
Located on Praed Street, approximately 1/2 mile north from Marble Arch, Oxford Street and Hyde Park, the hotel can be reached by car from the A40 exit Edgware Road/Harrow Road following signs to Paddington Station.

Form of Proxy

Please use a **black** pen. Mark with an **X** inside the box as shown in this example. [X]

I/We hereby appoint the Chairman of the Meeting OR the following person

[ ]

Please leave this box blank if you have selected the Chairman. Do not insert your own name(s).

as my/our proxy to attend and vote on my/our behalf at the Annual General Meeting of KINGFISHER PLC to be held at **The Hilton London Paddington Hotel, 146 Praed Street, London W2 1EE** on 31 May 2007 at 10.30 am, and at any adjourned meeting.

FOLD HERE

Ordinary Resolutions	For	Against	Vote Withheld
1. To receive and adopt the Annual Report.	☐	☐	☐
2. To approve the Directors' Remuneration report.	☐	☐	☐
3. To declare the final dividend.	☐	☐	☐
4. To elect M. Daniel Bernard as a Director.	☐	☐	☐
5. To elect Mrs Janis Kong as a Director.	☐	☐	☐
6. To re-elect Mr Phil Bentley as a Director.	☐	☐	☐
7. To re-elect Mr John Nelson as a Director.	☐	☐	☐
8. To re-elect Mr Michael Hepher as a Director.	☐	☐	☐
9. To reappoint the auditors and authorise the Directors to agree their remuneration.	☐	☐	☐
10. To renew the Directors' powers to allot shares.	☐	☐	☐
11. To give the Company limited authority to make donations to EU political organisations.	☐	☐	☐
12. To renew authority to allot shares for cash.	☐	☐	☐
13. To renew authority to allow the purchase by the Company of its own shares.	☐	☐	☐

FOLD HERE

I/We would like my/our proxy to vote on the resolutions proposed at the Meeting as indicated on this form. Unless otherwise instructed the proxy may vote as he or she sees fit or abstain in relation to any business of the meeting.

Signature [ ]

Date / /

In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by an attorney or officer duly authorised, stating their capacity (e.g. director, secretary).